August 22, 2007


Board of Directors
MASSBANK Corp.
123 Haven Street
Reading, MA 01867


Dear Director:


Private Capital Management, L.P. ("PCM"), has been a shareholder of MASSBANK Corp. since 1990. As of its most recent 13F filing PCM held on behalf of its clients approximately 9.7% of the Company's outstanding shares. As our dealings with the Company over the last 16 plus years have demonstrated, it is our first preference to work constructively with management and adopt a patient, long-term view of the companies in which we invest. In this light it is unfortunate that we now feel compelled as MASSBANK's largest shareholder to write this letter requesting that MASSBANK's Board move expeditiously to independently review and address the issues raised in the recent 13D filing by fellow shareholder Lawrence Seidman. Like Mr. Seidman, we have fundamental concerns regarding current management's commitment and ability to manage the Company in the best interest of its shareholders.


We have noted that the Company's CEO, Gerard Brandi, is also a significant shareholder of the Company. We ordinarily take a positive view of management having a large ownership stake as it tends to indicate management's goal congruency with long-term investors. In this case, however, despite significant insider ownership, we are concerned that senior management has become complacent at the expense of the Company and its outside shareholders. During my last discussion with Mr. Brandi, I raised concerns about the direction of the Company, including management's under-utilization of MASSBANK's funding base, deposit losses, stagnant earnings, and apparent lack of commitment to surfacing value for shareholders. Mr. Brandi stated that he would get back to me to address these issues. I am still awaiting that call. The Company's most recent results also indicate that our concerns fell on deaf ears as key operating metrics of the Company have continued to erode.

Accordingly, we believe it is now incumbent on the Board and its independent directors in their role as fiduciaries to undertake a thorough review of the operational and management issues that have been raised by MASSBANK shareholders. Under the Company's Corporate Governance Guidelines, each director is required to exercise a duty of care and diligence to the Company taking into account "the interests of all shareholders," not solely the interest of senior managers. A decision by the Board not to act at this juncture will add additional credence to the view that current leadership has ceased to serve the best interests of Company and its outside shareholders. Needless to say, forcing shareholders to engage in a proxy contest simply to focus the Board's attention on these legitimate concerns would prove both distracting to the Company and result in yet another poor allocation of shareholder capital.

We thank you for your consideration of the concerns we are raising in this letter and appreciate the courtesy of a response regarding the Board's engagement with them not later than September 5, 2007.


Very truly yours,

/s/  Bruce S. Sherman

Bruce S. Sherman
Chief Executive Officer